SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                     (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to the above agent for service and to:

                                Thomas A. Fanning
                       Executive Vice President, Treasurer
                           and Chief Financial Officer
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

       Walter M. Beale, Jr.                         John D. McLanahan
       Balch & Bingham LLP                         Troutman Sanders LLP
1901 Sixth Avenue North, Suite 2600       600 Peachtree Street, N.E., Suite 5200
    Birmingham, Alabama 35203                     Atlanta, GA 30308-2216


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                              INFORMATION REQUIRED

Item 1.       Description of Proposed Transactions.

              1.1 Southern Company Services, Inc. ("Services") is a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Services provides certain services for Southern and its associate companies in the Southern electric system pursuant to authorization of the Securities and Exchange Commission (the "Commission"). Southern proposes that, from time to time on or before April 30, 2007, it may guarantee indebtedness or other obligations incurred by Services, as described herein, in an aggregate amount not to exceed $330,000,000 at any time outstanding. Southern hereby requests authority for such guarantees. The transactions by Services referred to herein do not require Commission approval.

              1.2 Services may issue and sell new notes (the "Proposed Notes") to a lender or lenders other than Southern. The Proposed Notes would be issued pursuant to an agreement or agreements with such lender or lenders and may be guaranteed by Southern as to principal, premium, if any, and interest. The Proposed Notes may have terms of up to 50 years, contain sinking funds and bear interest at a rate or rates not to exceed 3.5 percentage points per annum over the rate for United States Treasury securities of corresponding maturity at the time the lender or lenders commit to purchase the particular issue. Services may engage an agent to place the Proposed Notes for a commission based upon the principal amount borrowed.

              1.3 Services also may effect short-term or term-loan borrowings under one or more revolving credit commitment agreements. Short-term borrowings under such agreement or agreements would have a maximum maturity of one year; term loans would have maturities up to 10 years. It is expected that the borrowings would be evidenced by a "grid" promissory note to be dated the date of the initial borrowing and the date of each borrowing thereafter when a "grid" short-term or term-loan note, as the case may be, is not outstanding.

              Such borrowings would bear interest at rates to be negotiated with the lending financial institution or institutions. In addition, it is expected that Services will be obligated to pay fees in connection with the credit arrangements. Such interest rates and fees will be negotiated based upon prevailing market conditions.

              1.4 Services also may effect borrowings from certain banks and other institutions. Such institutional borrowings will be evidenced by notes to be dated as of the date of such borrowings and to mature in not more than seven years after the date of borrowing or by "grid" notes evidencing all outstanding borrowings from each lender to be dated as of the date of the initial borrowing and to mature in not more than seven years after the date of borrowing. Generally, borrowings will be prepayable in whole, or in part, without penalty or premium, and will be at rates to be negotiated with the lending institutions based upon prevailing market conditions. Services also may negotiate separate rates for, and/or agree not to prepay, particular borrowings if it is considered more favorable to Services.

              1.5 The net proceeds realized by Services from borrowings guaranteed by Southern pursuant to authorization granted hereunder will be used to fund the general requirements of Services' business, including the possible refunding of outstanding indebtedness.

              1.6 Southern further proposes that it may guarantee obligations incurred by Services in connection with installment purchases, sale-leasebacks, leases or other acquisitions of equipment or other assets.

              1.7 Pursuant to an order of the Commission, Southern has authority to guaranty indebtedness or other obligations of Services in an amount not to exceed $120,000,000 outstanding at any time prior to June 30, 2004 as set forth in Commission File No. 70-8961 (HCAR No. 35-27082, dated October 8, 1999) (the "Guaranty Authorization"). As of December 31, 2003, approximately $72,000,000 was outstanding pursuant to the Guaranty Authorization. The authority sought hereby would replace the Guaranty Authorization.

              1.8 Southern hereby requests that the Commission issue its order authorizing the proposed guaranty of indebtedness or other obligations of Services in an aggregate amount not to exceed $330,000,000 at any time outstanding on or prior to April 30, 2007.


Item 2.       Fees, Commissions and Expenses.

              The fees, commissions and expenses paid or incurred or to be paid or incurred in connection with the proposed transactions of this Application or Declaration are estimated not to exceed $30,000.



Item 3.       Applicable Statutory Provisions.

              3.1 Southern considers that its guaranty of indebtedness or other obligations incurred by Services as described herein may be subject to Sections 6(a), 7 and 12(b) of the Act and Rule 45 thereunder. Any notes issued by Services to evidence borrowings by it as described herein will be exempt pursuant to Rule 52 under the Act. Other transactions by Services referred to herein will be in the routine course of its business and not subject to Commission approval.

         3.2 Rule 54 Analysis: The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

              Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At September 30, 2003, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $307.8 million, or approximately 6.06% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), as of September 30, 2003 ($5.083 billion).1 With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, HCAR No. 16501, dated April 1, 1996; and HCAR No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).

              In addition, Southern has complied with, and will continue to comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has




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1 Although Southern owns all of the equity in four indirect subsidiaries (EPZ
Lease, Inc., Dutch Gas Lease, Inc., GMAOG Lease, Inc. and NUON Lease, Inc.), Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. (See Southern's Application on Form U-1, File No. 70-9727, for further information.) Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to SE Finance Capital Corp. II, SE Finance Capital Corp. or SE Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $388 million as of September 30, 2003.


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occurred. Finally, Rule 53(c) is, by its terms, inapplicable since the requirements of paragraphs 53(a) and 53(b) are satisfied.


Item 4.       Regulatory Approval.

              The proposed transactions are not subject to the jurisdiction of any state commission or of any federal commission other than the Commission.



Item 5.       Procedure.

               Southern hereby requests that the Commission's order be issued as soon as the rules allow. Southern hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission, consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.       Exhibits and Financial Statements.

         (a) Exhibits.

         F      - Opinion of Troutman Sanders LLP, counsel for Southern. (To be filed by amendment.)

         G      - Form of Notice.

         (b)      Financial Statements.

                  Condensed balance sheet of Southern at September 30, 2003. (Designated in Southern's Form 10-Q for the quarter ended September 30, 2003, File No.1-3526.)

                  Statements of income and cash flows of Southern for the period ended September 30, 2003. (Designated in Southern's Form 10-Q for the quarter ended September 30, 2003, File No. 1-3526.)

              Since September 30, 2003, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of Southern from that set forth in or contemplated by the foregoing financial statements.


Item 7.       Information as to Environmental Effects.

              a) As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of Southern's business. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

              b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.


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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  February 20, 2004
                                                 THE SOUTHERN COMPANY

                                             By:  /s/Tommy Chisholm
                                                    Tommy Chisholm
                                                       Secretary